UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Sherritt International Corporation*

(Name of applicant)

*See Table of Co-Applicants below.

Bay Adelaide Centre East Tower,

22 Adelaide St. West, Suite 4220,

Toronto, ON M5H 4E3

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
9.25% Senior Secured Notes due 2031	Approximately CDN$260 million aggregate principal amount

Approximate date of proposed transaction:

On the Effective Date under the Plan (as defined herein).

Name and address of agent for service:

CT Corporation System

28 Liberty Street Floor 42, New York, New York, 10005

(telephone: (212) 894-8940)

With copies to:

E.A. (Ward) Sellers

Senior Vice President, General Counsel and

Corporate Secretary

Sherritt International Corporation

Bay Adelaide Centre East Tower,

22 Adelaide St. West, Suite 4220,

Toronto, ON M5H 4E3

The Applicants (as defined below) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

Table of Co-Applicants

672538 Alberta Ltd.

672539 Alberta Ltd.

1683740 Alberta Ltd.

Canada Northwest Oils (Europe) B.V.

Dynatec Technologies Ltd.

OG Finance Inc.

Power Finance Inc.

SBCT Logistics Ltd.

Sherritt International (Bahamas) Inc.

Sherritt International Oil and Gas Limited

Sherritt Power (Bahamas) Inc.

Sherritt Utilities Inc.

SI Finance Ltd.

SI Supply & Services Limited (formerly 672540 Alberta Ltd.)

SIC Marketing Services (UK) Limited

The Cobalt Refinery Holding Company Ltd.

GENERAL

1. General Information

Name of Applicant	Form of Organization	State of Organization
Sherritt International Corporation	Corporation	Canada
672538 Alberta Ltd.	Corporation	Alberta
672539 Alberta Ltd.	Corporation	Alberta
1683740 Alberta Ltd.	Corporation	Alberta
Canada Northwest Oils (Europe) B.V.	Corporation	Netherlands
Dynatec Technologies Ltd.	Corporation	Ontario
OG Finance Inc.	Corporation	Alberta
Power Finance Inc.	Corporation	Alberta
SBCT Logistics Ltd.	Corporation	Canada
Sherritt International (Bahamas) Inc.	Corporation	Bahamas
Sherritt International Oil and Gas Limited	Corporation	Alberta
Sherritt Power (Bahamas) Inc.	Corporation	Bahamas
Sherritt Utilities Inc.	Corporation	Barbados
SI Finance Ltd.	Corporation	Ontario
SI Supply & Services Limited (formerly 672540 Alberta Ltd.)	Corporation	Alberta
SIC Marketing Services (UK) Limited	Corporation	United Kingdom
The Cobalt Refinery Holding Company Ltd.	Corporation	New Brunswick

Sherritt International Corporation is the issuer of the 9.25% Senior Secured Notes due 2031 (the “Amended Senior Secured Notes”) to be qualified herein, and is referred to herein as the “Issuer.” Each of the other applicants named above are guarantors of the Amended Senior Secured Notes and are herein referred to as the “Co-Applicants” (and together with the Issuer, the “Applicants”).

Reference is made to the Issuer’s Management Information Circular (the “Information Circular”), incorporated by reference herein as Exhibit T3E. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular. Unless otherwise stated, all monetary amounts contained herein are expressed in Canadian dollars.

2. Securities Act Exemption Applicable

Existing Notes Exchange – Reliance on Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”)

As part of certain transactions (collectively, the “Transaction”) to be implemented by way of an arrangement (the “Arrangement”) pursuant to a plan of arrangement (the “Plan”) under Section 192 of the Canada Business Corporations Act, the Issuer intends to, on the implementation date of the Plan (the “Effective Date”), exchange all of the outstanding 8.50% senior second lien secured notes due 2026 (“Senior Secured Notes”), in the aggregate principal amount of approximately $221.3 million, for:

A.	Amended Senior Secured Notes, in a principal amount equal to 100% of the aggregate of the principal amount of Senior Secured Notes outstanding as at immediately prior to the Effective Time, and

B.	a cash payment of all accrued and unpaid interest outstanding in respect of the Senior Secured Notes up to but not including the Effective Date.

In addition, Early Consenting Senior Secured Noteholders that are not Initial Early Consenting Senior Secured Noteholders will be entitled to receive on the Effective Date an additional cash payment in an amount equal to 3% of the principal amount of Senior Secured Notes voted in favor of the Plan by the Early Consent Deadline and held by such Early Consenting Senior Secured Noteholder as at immediately prior to the Effective Time, and Initial Early Consenting Senior Secured Noteholders will be entitled to receive on the Effective Date an additional cash payment in an amount equal to 4% of the principal amount of Senior Secured Notes voted in favor of the Plan by the Early Consent Deadline and held by such Initial Early Consenting Senior Secured Noteholders as at immediately prior to the Effective Time.

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Further, as part of the Transaction, the Issuer intends to on the Effective Date exchange all of the outstanding 10.75% unsecured PIK option notes due 2029 (the “Junior Notes”, and together with the Senior Secured Notes, the “Existing Notes”), in an aggregate principal amount of approximately $70.3 million, together with all accrued and unpaid interest thereon, for:

A.	Amended Senior Secured Notes in a principal amount equal to 50% of the aggregate of the principal amount of Junior Notes outstanding as at immediately prior to the Effective Time, and

B.	in certain circumstances, early consent consideration.

Early Consenting Junior Noteholders will be entitled to receive on the Effective Date additional Amended Senior Secured Notes in a principal amount equal to 5% of the principal amount of Junior Notes voted in favor of the Plan by the Early Consent Deadline and held by such Early Consenting Junior Noteholder as at immediately prior to the Effective Time as additional consideration for the exchange of its Junior Notes.

The Issuer, with the consent of the Majority Initial Consenting Noteholders, will be entitled to amend the Plan to remove the Junior Notes Exchange from the Plan.

The Amended Senior Secured Notes will be issued under an amended and restated indenture (the “Amended Notes Indenture”) to be qualified by this application for qualification (this “Application”). A form of the Amended Notes Indenture will be filed by amendment to this Application.

The final principal amount of Amended Senior Secured Notes to be issued pursuant to the Transaction will depend on the aggregate principal amount of Senior Secured Notes outstanding as at immediately prior to the Effective Time and exchanged pursuant to the Transaction, the aggregate principal amount of Junior Notes outstanding as at immediately prior to the Effective Time (including any deferred PIK interest added to the principal amount thereof, including in respect of any Interest Payment Date occurring prior to the Effective Date (if any)) and exchanged pursuant to the Transaction, and the aggregate amount of Junior Noteholder Early Consent Consideration to be issued. On the basis that both the Senior Secured Notes Exchange and the Junior Notes Exchange are completed pursuant to the Transaction, no Senior Secured Notes or Junior Notes are repurchased prior to the Effective Date, no additional PIK interest is added to the principal amount of Junior Notes prior to the Effective Time, and 100% of the Junior Notes constitute Junior Consent Notes on the Effective Date, the aggregate principal amount of Amended Senior Secured Notes to be issued would be approximately $260 million.

The Transaction in connection with the Amended Senior Secured Notes will be conducted in reliance on Section 3(a)(10) of the Securities Act. Registration of the distribution of the Amended Senior Secured Notes under the Securities Act is not required by reason of the exemption from registration provided by Section 3(a)(10) of the Securities Act.

Section 3(a)(10) of the Securities Act exempts from the general requirement of registration under the Securities Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court or other governmental authority that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear.

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuances of securities in exchange for securities, claims or property interests. As described below and in the Information Circular incorporated by reference herein as Exhibit T3E, each of these elements will be satisfied in connection with the issuance of the Amended Senior Secured Notes.

(a) Exchange

Pursuant to the Arrangement, the Amended Senior Secured Notes will be issued in exchange for the Existing Notes as more fully described in the Information Circular, incorporated by reference herein as Exhibit T3E.

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(b) Fairness Hearing

On March 4, 2025 the Ontario Superior Court of Justice (Commercial List) (the “Court”) granted the Interim Order (the “Interim Order”), which, among other things, authorized: (a) the Issuer to send the Information Circular to, among others, the holders of the Existing Notes and (b) the calling and holding of the Noteholders’ Meetings to consider and vote upon the Arrangement to implement the Transaction. The Noteholders’ Meetings are scheduled to take place on April 4, 2025. A hearing to seek the Court’s approval of the Arrangement, including that the terms and conditions of the Arrangement are fair to those to whom securities will be issued, is scheduled to be held by the Court, which is expressly authorized by law to hold the hearing, on April 9, 2025 at 10:00 a.m. (Toronto time), or such other time and/or date as may be approved by the Court. The hearing will be open to all persons holding the Existing Notes. Such persons have the right to appear at the hearing and to present evidence or testimony with respect to the fairness of the Arrangement. Measures will be taken pursuant to the Interim Order to provide relevant information and adequate and timely notice of the right to appear to the holders of the Existing Notes, including circulation of the Information Circular, and there will be no improper impediments to appearance by those persons at the hearing.

(c) Court Approval

The Issuer anticipates that on April 9, 2025 at 10:00 a.m. (Toronto time), or such other time and/or date as may be approved by the Court, it will seek Court approval of the Arrangement and the issuance of a Final Order by the Court, among other things, approving the Arrangement as fair and reasonable. The Court has been advised in connection with seeking the Interim Order and will be advised in connection with seeking the Final Order that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

3. Affiliates

(a) For purposes of this Application only, certain directors and executive officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

(b) The diagram filed herewith under Exhibit T3G indicates the relationship of the Applicants to each of their affiliates after the Effective Date. All of the entities appearing therein are expected to exist as of the implementation of the Plan in the ownership structure shown therein. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(c) Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

The following table lists the name of, and offices held by, each director and executive officer of the Applicants as of the date hereof.

Sherritt International Corporation

Name	Address	Office
Leon Binedell	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	President, Chief Executive Officer and Director

Louise Blais	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Director

Sir Richard Lapthorne	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Director and Chairman

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Name	Address	Office
Peter Hancock	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Director

Chih-Ting Lo	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Director

Shelley Brown	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Director

Steven Goldman	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Director

Elvin Saruk	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Chief Operating Officer

Greg Honig	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Chief Commercial Officer

E.A. (Ward) Sellers	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Senior Vice President, General Counsel and Corporate Secretary

Yasmin Gabriel	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Chief Financial Officer

Chad Ross	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Chief Human Resources Officer

672538 Alberta Ltd.

Name	Address	Office
Yasmin Gabriel	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President, Chief Financial Officer and Director

E.A. (Ward) Sellers	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary and Director

672539 Alberta Ltd.

Name	Address	Office
Yasmin Gabriel	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President, Chief Financial Officer and Director

E.A. (Ward) Sellers	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary and Director

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1683740 Alberta Ltd.

Name	Address	Office
Yasmin Gabriel	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	President, Chief Financial Officer and Director

E.A. (Ward) Sellers	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Secretary and Director

Canada Northwest Oils (Europe) B.V.

Name	Address	Office
Intertrust (Netherlands) B.V.	c/o Prins Bernhardplein 200, 1097 JB, Amsterdam, the Netherlands	Secretary and Director

Elvin Saruk	c/o Prins Bernhardplein 200, 1097 JB, Amsterdam, the Netherlands	Director

Dynatec Technologies Ltd.

Name	Address	Office
Yasmin Gabriel	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	President, Chief Financial Officer and Director

Greg Honig	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	Treasurer and Director

E.A. (Ward) Sellers	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	Secretary

OG Finance Inc.

Name	Address	Office
Yasmin Gabriel	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President and Director

Elvin Saruk	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Senior Vice President, Oil, Gas & Power and Director

Rita Villanueva	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary

Crystal Schreiber	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Treasurer

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Power Finance Inc.

Name	Address	Office
Yasmin Gabriel	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President and Director

Elvin Saruk	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Senior Vice President, Oil, Gas & Power and Director

Rita Villanueva	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary

Crystal Schreiber	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Treasurer

SBCT Logistics Ltd.

Name	Address	Office
Yasmin Gabriel	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	President, Chief Financial Officer and Director

E.A. (Ward) Sellers	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Secretary and Director

Sherritt International (Bahamas) Inc.

Name	Address	Office
Yasmin Gabriel	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	President and Director

Margo Moree	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Chief Financial Officer and Director

Rita Villanueva	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Secretary

Paul D. Knowles	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Assistant Secretary and Director

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Sherritt International Oil and Gas Limited

Name	Address	Office
Yasmin Gabriel	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President and Director

E.A. (Ward) Sellers	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary and Director

Elvin Saruk	425 – 1st Street SW, Ste. 2000 Fifth Avenue Place Calgary, AB T2P 3L8	Senior Vice President, Oil & Gas

Sherritt Power (Bahamas) Inc.

Name	Address	Office
Elvin Saruk	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	SVP, Power and Director

Paul D. Knowles	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Secretary and Director

Crystal Schreiber	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	Controller

Fitzroy Richardson	c/o H&J Corporate Services Ltd. Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas	President and Director

Sherritt Utilities Inc.

Name	Address	Office
Elvin Saruk	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Senior Vice President, Oil & Gas and Director

Amicorp Corporate Services (Barbados) Ltd.	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Secretary

Crystal Schreiber	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Treasurer

Arlene A. Daniel	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Director

Careen Byfield Leyshon	c/o Amicorp (Barbados) Ltd. Carleton Court, High Street Bridgetown, St. Michael, Barbados BB11128	Director

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SI Finance Ltd.

Name	Address	Office
Yasmin Gabriel	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	President, Chief Financial Officer and Director

Greg Honig	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	Secretary and Director

SI Supply & Services Limited (formerly 672540 Alberta Ltd.)

Name	Address	Office
Yasmin Gabriel	4220-22 Adelaide St. W Toronto, ON M5H 4E3	President, Chief Financial Officer and Director

E.A. (Ward) Sellers	4220-22 Adelaide St. W Toronto, ON M5H 4E3	Secretary and Director

SIC Marketing Services (UK) Limited

Name	Address	Office
Intertrust (UK) Limited	1 Bartholomew Lane London, United Kingdom EC2N 2AX	Secretary and Director

Yasmin Gabriel	Bay Adelaide Centre, East Tower 22 Adelaide St. W., Ste. 4220 Toronto, ON M5H 4E3 Canada	Director

Wenda Adriaanse	1 Bartholomew Lane London, United Kingdom EC2N 2AX	Director

The Cobalt Refinery Holding Company Ltd.

Name	Address	Office
Yasmin Gabriel	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	President, Chief Financial Officer and Director

E.A. (Ward) Sellers	Bay Adelaide Centre East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 4E3	Secretary and Director

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5. Principal Owners of Voting Securities

The following sets forth information as to each person owning 10% or more of the voting securities of the Applicants as of the date of this Application. The Plan will not impact the holdings of voting securities of the Applicants.

Sherritt International Corporation

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
SC2 Inc.
Ritchie Mill Building
#209, 10171 Saskatchewan Dr.
Edmonton, AB T6E 4R5	Common Shares	59,047,570	14.86	%(1)

(1) Pursuant to a filing on the Issuer’s SEDAR+ profile made by SC2 Inc. (“SC2”) on December 10, 2024, as at December 10, 2024, SC2 and its joint actors and affiliates directly or indirectly had beneficial ownership of, or control and/or direction over, an aggregate of 59,047,570 Common Shares representing approximately 14.86% of the issued and outstanding Common Shares.

672538 Alberta Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt International Corporation
Bay Adelaide Centre East Tower,
22 Adelaide St. West, Suite 4220,
Toronto, ON M5H 4E3	Common Shares	500	100%

9

672539 Alberta Ltd

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
672538 Alberta Ltd.
10101 – 114 Street
Fort Saskatchewan, AB T8L 2T3	Common Shares	100	100%

1683740 Alberta Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt International Corporation
Bay Adelaide Centre East Tower,
22 Adelaide St. West, Suite 4220,
Toronto, ON M5H 4E3	Common Shares	1,000,000	100%

Canada Northwest Oils (Europe) B.V.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt International Oil and Gas Limited
425 – 1st Street SW, Ste. 2000
Fifth Avenue Place
Calgary, AB T2P 3L8	Shares	130,608	100%

Dynatec Technologies Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt International Corporation
Bay Adelaide Centre East Tower,
22 Adelaide St. West, Suite 4220,
Toronto, ON M5H 4E3	Common Shares	10	100%

OG Finance Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt International Corporation
Bay Adelaide Centre East Tower,
22 Adelaide St. West, Suite 4220,
Toronto, ON M5H 4E3	Common Shares	100	100%

Power Finance Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt International Corporation
Bay Adelaide Centre East Tower,
22 Adelaide St. West, Suite 4220,
Toronto, ON M5H 4E3	Common Shares	100	100%

10

SBCT Logistics Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt International Corporation
Bay Adelaide Centre East Tower,
22 Adelaide St. West, Suite 4220,
Toronto, ON M5H 4E3	Common Shares	100	100%

Sherritt International (Bahamas) Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt International Corporation
Bay Adelaide Centre East Tower,
22 Adelaide St. West, Suite 4220,
Toronto, ON M5H 4E3	Common Shares	301,062,147	100%

Sherritt International Oil and Gas Limited

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt International Corporation
Bay Adelaide Centre East Tower,
22 Adelaide St. West, Suite 4220,
Toronto, ON M5H 4E3	Common Shares	88,218,298	100%

Sherritt Power (Bahamas) Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt International Corporation
Bay Adelaide Centre East Tower,
22 Adelaide St. West, Suite 4220,
Toronto, ON M5H 4E3	Shares	323,831,460	100%

Sherritt Utilities Inc.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt Power (Bahamas) Inc.
c/o H&J Corporate Services Ltd.
Ocean Centre, Montagu
Foreshore, East Bay Street,
Nassau, Bahamas	Shares	37,329,132	100%

SI Finance Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt International Corporation
Bay Adelaide Centre East Tower,
22 Adelaide St. West, Suite 4220,
Toronto, ON M5H 4E3	Common Shares	10	100%

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SI Supply & Services Limited (formerly 672540 Alberta Ltd.)

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
672538 Alberta Ltd.
10101 – 114 Street
Fort Saskatchewan, AB T8L 2T3	Common Shares	100	100%

SIC Marketing Services (UK) Limited

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt International Corporation
Bay Adelaide Centre East Tower,
22 Adelaide St. West, Suite 4220,
Toronto, ON M5H 4E3	Ordinary Shares	100	100%

The Cobalt Refinery Holding Company Ltd.

Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Sherritt International Corporation
Bay Adelaide Centre East Tower,
22 Adelaide St. West, Suite 4220,
Toronto, ON M5H 4E3	Common Shares	100,100	100%

UNDERWRITERS

6. Underwriters

(a) No person has acted as an underwriter of the Applicants’ securities within three years prior to the date of filing this Application.

(b) There is no proposed underwriter for the Amended Senior Secured Notes that are proposed to be offered under the Amended Notes Indenture that is qualified under this Application.

CAPITAL SECURITIES

7. Capitalization

The following sets forth information with respect to each authorized class of securities of the Applicants as of the date of this Application:

Sherritt International Corporation

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	397,288,680
8.50% Senior Second Lien Secured Notes due 2026 (1)	$357,486,000	$221,329,000
10.75% Unsecured PIK Option Notes due 2029(1)	$75,000,000	$70,303,025.36

(1)	Aggregate principal amount outstanding.

Each common share issued by the Issuer entitles the holder to one vote on all matters to be voted upon by shareholders.

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672538 Alberta Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	500

Each common share issued by 672538 Alberta Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

672539 Alberta Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100

Each common share issued by 672539 Alberta Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

1683740 Alberta Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	1,000,000
Class A Preferred Shares	Unlimited	408,221,220
Class B Preferred Shares	Unlimited	21,000,000
Class C Preferred Shares	Unlimited	1
Class D Preferred Shares	Unlimited	377,093,995

Each common share issued by 1683740 Alberta Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

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Each preferred share issued by 1683740 Alberta Ltd. does not entitle the holder to vote on any matters to be voted upon by shareholders, except as required by the Business Corporations Act (Alberta).

Canada Northwest Oils (Europe) B.V.

Title of Class	Amount Authorized	Amount Outstanding
Shares	400,000	130,608

Each share issued by Canada Northwest Oils (Europe) B.V. entitles the holder to one vote on all matters to be voted upon by shareholders.

Dynatec Technologies Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	10

Each common share issued by Dynatec Technologies Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

OG Finance Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100

Each common share issued by OG Finance Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

Power Finance Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100

Each common share issued by Power Finance Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

SBCT Logistics Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100

Each common share issued by SBCT Logistics Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

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Sherritt International (Bahamas) Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	500,000,000	301,062,147

Each common share issued by Sherritt International (Bahamas) Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

Sherritt International Oil and Gas Limited

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	88,218,298
Preferred Shares	Unlimited	0

Each common share issued by Sherritt International Oil and Gas Limited entitles the holder to one vote on all matters to be voted upon by shareholders.

Each preferred share issued by Sherritt International Oil and Gas Limited does not entitle the holder to vote on any matters to be voted upon by shareholders, except in the event such matter to be voted upon involves altering the rights of the holders of the preferred shares.

Sherritt Power (Bahamas) Inc.

Title of Class	Amount Authorized	Amount Outstanding
Shares	500,000,000	323,831,460

Each share issued by Sherritt Power (Bahamas) Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

Sherritt Utilities Inc.

Title of Class	Amount Authorized	Amount Outstanding
Shares	150,000,000	37,329,132

Each share issued by Sherritt Utilities Inc. entitles the holder to one vote on all matters to be voted upon by shareholders.

SI Finance Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	10

Each common share issued by SI Finance Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

SI Supply & Services Limited (formerly 672540 Alberta Ltd.)

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100

Each common share issued by SI Supply & Services Limited entitles the holder to one vote on all matters to be voted upon by shareholders.

15

SIC Marketing Services (UK) Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	Unlimited	100

Each ordinary share issued by SIC Marketing Services (UK) Limited entitles the holder to one vote on all matters to be voted upon by shareholders.

The Cobalt Refinery Holding Company Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	100,100

 Each common share issued by The Cobalt Refinery Holding Company Ltd. entitles the holder to one vote on all matters to be voted upon by shareholders.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The analysis of provisions of the Amended Notes Indenture will be provided in an amendment to this Form T-3.

9. Other Obligors

No person, other than the Applicants, will be an obligor of the Amended Senior Secured Notes.

10. Contents of Application for Qualification.

This Application comprises —

(a)	Pages numbered 1 to 16 consecutively

(b)	The statement of eligibility and qualification of the trustee under the Amended Notes Indenture to be filed by amendment to this Form T-3.

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

16

Exhibit Index

Exhibit	Description
T3A.1(1)	Articles of Continuance of Sherritt International Corporation.
T3A.2(1)	Articles of Incorporation of 672538 Alberta Ltd., dated as of October 31, 1995.
T3A.3(1)	Articles of Incorporation of 672539 Alberta Ltd., dated as of October 31, 1995.
T3A.4(1)	Certificate of Amendment and Registration of Restated Articles of 1683740 Alberta Ltd., dated as of April 24, 2014.
T3A.5(1)	Articles of Association of Canada Northwest Oils (Europe) B.V., dated as of November 15, 1974.
T3A.6(1)	Amendment of Articles of Association of Canada Northwest Oils (Europe) B.V., dated as of August 27, 2008.
T3A.7(1)	Articles of Incorporation of Dynatec Technologies Ltd., dated as of September 14, 2007.
T3A.8(1)	Articles of Incorporation of OG Finance Inc., dated as of October 18, 2012.
T3A.9(1)	Articles of Incorporation of Power Finance Inc., dated as of October 18, 2012.
T3A.10(1)	Certificate of Continuance of SBCT Logistics Ltd., dated as of August 23, 2019.
T3A.11(1)	Certificate of Amendment of SBCT Logistics Ltd., dated as of September 23, 2019.
T3A.12(1)	Memorandum of Association of Sherritt International (Bahamas) Inc., dated as of November 24, 1994.
T3A.13(1)	Articles of Association of Sherritt International (Bahamas) Inc., dated as of November 24, 1994.
T3A.14(1)	Articles of Continuance of Sherritt International Oil and Gas Limited, dated as of January 23, 1997.
T3A.15(1)	Articles of Association of Sherritt Power (Bahamas) Inc., dated as of November 1, 2006.
T3A.16(1)	Memorandum of Association of Sherritt Power (Bahamas) Inc., dated as of November 1, 2006.
T3A.17(1)	Articles of Association of Sherritt Utilities Inc., dated as of December 15, 1997.
T3A.18(1)	Memorandum of Association of Sherritt Utilities Inc., dated as of December 15, 1997.
T3A.19(1)	Articles of Continuance of Sherritt Utilities Inc., dated as of November 14, 2016.
T3A.20(1)	Articles of Incorporation of SI Finance Ltd., dated as of May 29, 2007.
T3A.21(1)	Articles of Incorporation of SI Supply & Services Limited (formerly 672540 Alberta Ltd.), dated as of October 31, 1995.
T3A.22(3)	Certificate of Amendment of SI Supply & Services Limited (formerly 672540 Alberta Ltd.), dated as of June 12, 2020.
T3A.23(1)	Articles of Association of SIC Marketing Services (UK) Limited, dated as of June 25, 2013.
T3A.24(1)	Memorandum of Association of SIC Marketing Services (UK) Limited, dated as of June 25, 2013.
T3A.25(2)	Articles of Incorporation of The Cobalt Refinery Holding Company Ltd., dated as of October 31, 1995.
T3A.26(1)	Articles of Amendment of The Cobalt Refinery Holding Company Ltd., dated as of November 16, 1995.
T3B.1(1)	By-Laws of Sherritt International Corporation.

17

Exhibit	Description
T3B.2(1)	By-Laws of 672538 Alberta Ltd., dated as of November 6, 1995.
T3B.3(1)	By-Laws of 672539 Alberta Ltd., dated as of November 6, 1995.
T3B.4(1)	By-Laws of 1683740 Alberta Ltd., dated as of June 13, 2012.
T3B.5(1)	By-Laws of Dynatec Technologies Ltd., dated as of September 14, 2007.
T3B.6(1)	By-Laws of OG Finance Inc., dated as of October 18, 2012.
T3B.7(1)	By-Laws of Power Finance Inc., dated as of October 18, 2012.
T3B.8(1)	By-Laws of SBCT Logistics Ltd., dated as of August 23, 2019.
T3B.9(2)	By-Laws of Sherritt International Oil and Gas Limited, dated as of January 31, 1997.
T3B.10	By-Laws of Sherritt Utilities Inc., dated as of November 14, 2016.
T3B.11(1)	By-Laws of SI Finance Ltd., dated as of May 29, 2007.
T3B.12(1)	By-Laws of SI Supply & Services Limited (formerly 672540 Alberta Ltd.), dated as of November 6, 1995.
T3B.13(2)	By-Laws of The Cobalt Refinery Holding Company Ltd., dated as of November 14, 1995.
T3C(4)	Form of Indenture for the Amended Senior Secured Notes.
T3D.1	Interim Court Order.
T3D.2(4)	Final Court Order.
T3E	Management Information Circular.
T3F(4)	Cross reference sheet showing the location in the Amended Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C).
T3G	Organizational Chart of Issuer and Affiliates.
25.1(4)	Statement of eligibility and qualification of the trustee on Form T-6.

(1) Filed as an exhibit to Form T-3 on March 10, 2020, and incorporated herein by reference.

(2)  Filed as an exhibit to Form T-3/A on April 1, 2020, and incorporated herein by reference.

(3) Filed as an exhibit to Form T-3/A on June 30, 2020, and incorporated herein by reference.

(4) To be filed by amendment.

18

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants have duly caused this Application to be signed on each of their behalves by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, on the 7th day of March, 2025.

SHERRITT INTERNATIONAL CORPORATION

By:	/s/ E.A. (Ward) Sellers
Name: E.A. (Ward) Sellers
Title: Senior Vice President, General Counsel and Corporate Secretary

672538 ALBERTA LTD.

By:	/s/ E.A. (Ward) Sellers
Name: E.A. (Ward) Sellers
Title: Secretary

672539 ALBERTA LTD.

By:	/s/ E.A. (Ward) Sellers
Name: E.A. (Ward) Sellers
Title: Secretary

1683740 ALBERTA LTD.

By:	/s/ E.A. (Ward) Sellers
Name: E.A. (Ward) Sellers
Title: Secretary

CANADA NORTHWEST OILS (EUROPE) B.V.

By:	/s/ Elvin Saruk
Name: Elvin Saruk
Title: Director

DYNATEC TECHNOLOGIES LTD.

By:	/s/ E.A. (Ward) Sellers
Name: E.A. (Ward) Sellers
Title: Secretary

OG FINANCE INC.

By:	/s/ Yasmin Gabriel
Name: Yasmin Gabriel
Title: President

POWER FINANCE INC.

By:	/s/ Yasmin Gabriel
Name: Yasmin Gabriel
Title: President

SBCT LOGISTICS LTD.

By:	/s/ E.A. (Ward) Sellers
Name: E.A. (Ward) Sellers
Title: Secretary

SHERRITT INTERNATIONAL (BAHAMAS) INC.

By:	/s/ Yasmin Gabriel
Name: Yasmin Gabriel
Title: President

SHERRITT INTERNATIONAL OIL AND GAS LIMITED

By:	/s/ E.A. (Ward) Sellers
Name: E.A. (Ward) Sellers
Title: Secretary

SHERRITT POWER (BAHAMAS) INC.

By:	/s/ Fitzroy Richardson
Name: Fitzroy Richardson
Title: Director

SHERRITT UTILITIES INC.

By:	/s/ Elvin Saruk
Name: Elvin Saruk
Title: SVP, Oil & Gas

SI FINANCE LTD.

By:	/s/ Yasmin Gabriel
Name: Yasmin Gabriel
Title: President and Chief Financial Officer

SI SUPPLY & SERVICES LIMITED

By:	/s/ E.A. (Ward) Sellers
Name: E.A. (Ward) Sellers
Title: Secretary

SIC MARKETING SERVICES (UK) LIMITED

By:	/s/ Yasmin Gabriel
Name: Yasmin Gabriel
Title: Director

THE COBALT REFINERY HOLDING COMPANY LTD.

By:	/s/ E.A. (Ward) Sellers
Name: E.A. (Ward) Sellers
Title: Secretary